UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2022
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On April 26, 2022, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the first quarter ended March 31, 2022. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: April 27, 2022

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated April 26, 2022

Exhibit 99.1

Media Release

QIAGEN exceeds outlook for Q1 2022, delivers strong 14% CER sales growth from non-COVID products and increases full-year outlook

•Q1 2022: Net sales rise 11% (+15% constant exchange rates, or CER) to $628.4 million vs. outlook for at least 7% CER growth; diluted EPS of $0.67 and adjusted diluted EPS of $0.80 ($0.83 CER) vs. outlook for at least $0.72 CER

◦14% CER rise in non-COVID sales, while COVID-19 sales grow 18% CER

◦Operating cash flow rises 61% to $207 million, free cash flow increases 116% to $178 million

•2022 net sales outlook raised to at least $2.12 billion CER, reaffirmed double-digit CER growth in non-COVID products; adj. diluted EPS outlook raised to at least $2.14 CER

Venlo, the Netherlands, April 26, 2022 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results for the first quarter of 2022 and increased the outlook for full-year 2022.

Net sales for Q1 2022 rose 11% (+15% CER) from Q1 2021 to $628.4 million, ahead of the outlook for at least 7% CER growth. Sales were driven by 14% CER growth in the non-COVID-19 product portfolio and an 18% CER rise in sales of products used for COVID-19 testing and surveillance. Adjusted diluted earnings per share (EPS) rose to $0.80 ($0.83 CER) from $0.66 in Q1 2021, and above the outlook for at least $0.72 CER.

Based on the strong start to the year, QIAGEN has increased its full-year 2022 net sales outlook to at least $2.120 billion CER and for adjusted diluted EPS of at least $2.14 CER.

The updated outlook reflects a reaffirmation of the previous goal for double-digit CER sales growth from the non-COVID product groups, but for a significant year-on-year decline in COVID-19 product group sales based on the expected volatile pandemic trends in 2022. Also taken into consideration was an updated assessment of current inflation and macro-economic trends. This included the adverse impact of anticipated lost sales in 2022 from Russia, Ukraine and Belarus as a result of the war in Ukraine. These countries represented approximately 1% of total QIAGEN sales in 2021. QIAGEN continues to make ongoing investments into its portfolio, in particular the five pillars of growth, for new products, test menu and applications. This outlook does not take into consideration any future acquisitions.

"QIAGEN is off to a strong start in 2022, led by the solid performance of our non-COVID product portfolio in the first quarter driven by a focus on execution against our goals. These results have also reaffirmed our confidence in double-digit CER sales growth for 2022 from these products, which form the basis for our mid-term growth ambitions," said Thierry Bernard, Chief Executive Officer of QIAGEN N.V. "This performance in the first quarter has set a solid stage for continued execution in an increasingly volatile environment while our proactive initiatives have helped to build resilience into our business."

"Our teams of empowered QIAGENers are focused on delivering on our promises for future growth. We continue to execute, quarter after quarter, from sales goals to project development. We continue to develop a well-balanced portfolio between Life Science and Molecular Diagnostics customers, across our different regions, and also between our five pillars of growth and our core business." Bernard said.

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: “Our results for the first quarter of 2022 show the power of QIAGEN with strong sales growth, improved profitability and operating cash flow over the same period in 2021. We are confident that investments into our portfolio are creating value and positioning QIAGEN toward new growth waves in the coming years. We continue to review opportunities for capital deployment, including bolt-on acquisitions, that are aligned with our strategy and set to create greater value for shareholders and our other stakeholders.”

First quarter 2022 results

Key figures

In $ millions (Except EPS and diluted shares)	Q1
	2022	2021	Change
Net sales	628	567	11%
Net sales - CER	654		15%
Operating income	207	164	26%
Adjusted operating income	232	195	19%
Net income	155	129	20%
Adjusted net income	184	154	20%
Diluted EPS	$0.67	$0.56	20%
Adjusted diluted EPS	$0.80	$0.66	21%
Adjusted diluted EPS - CER	$0.83		26%
Diluted shares (in millions)	230	232
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type, customer class and non-COVID/COVID-19 product groups

	Q1 2022
	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$561	+13%	+17%	89%
Instruments	$67	-2%	+2%	11%

Molecular Diagnostics	$357	+28%	+35%	57%
Life Sciences	$272	-6%	-3%	43%

Non-COVID product groups	$400	+10%	+14%	64%
COVID-19 product groups	$229	+13%	+18%	36%

•Sales: Consumables and related revenues rose 17% CER on broad gains across the portfolio and led by 41% CER growth to $78 million of sales for the QuantiFERON-TB test for tuberculosis detection. Instrument sales rose 2% CER against very strong results in the year-ago period, and were supported by strong quarterly placements of the QIAstat-Dx system for syndromic testing, the NeuMoDx system for integrated clinical PCR testing and the QIAcuity digital PCR platforms. Non-COVID product group sales rose 14% CER to $400 million, while COVID product group sales were up 18% CER to $229 million and supported by strong demand in Europe during the first weeks of Q1 2022. Among the customer classes, sales for non-COVID product groups rose in Molecular

Diagnostics at a strong double-digit CER rate, while sales to Life Science customers for non-COVID product groups rose at a low-single-digit CER rate. Adverse currency movements against the U.S. dollar in Q1 2022 reduced sales growth at actual rates by about four percentage points.

•Operating income: Q1 2022 operating income rose 26% to $207 million (33.0% of sales) from $164 million (28.9% of sales) in the year-ago period. Adjusted operating income also advanced much faster than sales, rising 19% to $232 million (36.9% of sales) from $195 million (34.3% of sales) in the year-ago period. For Q1 2022, the adjusted gross margin was 68.6%, a decline of 0.1 percentage points from Q1 2021, and absorbed expenses for expanded production capacity. Margin gains over Q1 2021 came from lower operating expenses as a percentage of sales compared to the year-ago period. R&D and Sales & Marketing expenses both provided about one percentage point of incremental benefits, while General & Administrative expenses provided margin gains while absorbing higher expenses for IT and cybersecurity initiatives.

•EPS: Diluted EPS was $0.67 per share in Q1 2022, up 20% from $0.56 in Q1 2021. Adjusted diluted EPS of $0.80 ($0.83 CER) rose 21% from $0.66 in the year-ago period.

Sales by product groups

	Q1 2022
	Sales (In $ m)	% change	% CER change	% of sales
Sample technologies	$265	+17%	+22%	42%
Diagnostic solutions	$174	+16%	+21%	28%
Of which QuantiFERON	$78	+38%	+41%	13%
Of which QIAstat-Dx	$27	+25%	+31%	4%
Of which NeuMoDx	$27	-15%	-11%	4%
Of which Other	$42	+7%	+13%	7%
PCR / Nucleic acid amplification	$116	-1%	+1%	18%
Genomics / NGS	$56	+11%	+16%	9%
Other	$17	-27%	-16%	3%
Tables may have rounding differences. Percentage changes are to prior-year periods.

•Sample technologies: Sales grew 22% CER in Q1 2022, driven by very strong demand for the QIAprep&amp solution for COVID-19 testing, particularly in Europe. Sample technologies for non-COVID applications declined at a low-single-digit CER rate against very strong demand in Q1 2021, which included tailwinds from order backlogs. Instrument sales rose at a low-single-digit CER rate, supported by strong placements of the recently launched EZ2 Connect instrument.

•Diagnostic solutions: Strong sales gains for QuantiFERON-TB and QIAstat-Dx, along with higher revenues from companion diagnostic co-development projects, supported 21% CER sales growth in Q1 2022, driven by consumables rising at solid double-digit CER rates. QuantiFERON-TB sales benefited from all regions growing above 34% CER, led by Asia-Pacific / Japan. QIAstat-Dx reached a record level of quarterly instrument placements along with robust double-digit CER gains in sales. NeuMoDx sales were adversely impacted by COVID-19 consumables testing trends, but in line with the full-year outlook. Revenues from companion diagnostic co-development projects were up 26% CER to $9 million on continued resumption of clinical projects, while sales of Precision Medicine companion diagnostics were largely unchanged over Q1 2021.

•PCR / Nucleic acid amplification: Sales growth of 1% CER for Q1 2022 was hampered by a high-single-digit CER decline in sales of products used in COVID-19 testing, while non-COVID product group sales rose at a double-digit CER rate. QIAcuity digital PCR system sales rose well above the level of Q1 2021, supported by ongoing strong placement trends. Sales from OEM business absorbed weaker trends for third-party product sales affected by lower COVID-19 testing demand.
•Genomics / NGS: Key drivers for the 16% CER growth in Q1 2022 were the bioinformatics business QIAGEN Digital Insights, with sales rising above 10% CER over the year-ago period, and double-digit CER growth in functional genomics consumables and universal next-generation sequencing (NGS) consumables amid further improvements in demand trends for research and clinical applications.

Sales by geographic regions

	Q1 2022
	Sales (In $ m)	% change	% CER change	% of sales
Americas	$253	+4%	+4%	40%
Europe / Middle East / Africa	$249	+14%	+24%	40%
Asia-Pacific / Japan	$126	+21%	+25%	20%
Tables may have rounding differences. Percentage changes are to prior-year periods.
Rest of world represented less than 1% of sales

•Americas: The U.S. and Brazil delivered single-digit CER growth, supported by higher sales of both consumables and instruments, while sales in Mexico declined over the year-ago period.

•EMEA: Germany, Spain and the Netherlands delivered solid double-digit CER improvements, while the United Kingdom grew at a single-digit CER rate. Lower sales were seen in France, Italy and Switzerland.

•Asia-Pacific / Japan: Sales in China rose above 10% CER in Q1 2022 on strong demand trends for consumables and bioinformatics solutions. Australia led among other countries, while India and South Korea posted double-digit CER gains against a single-digit CER decline in Japan.

Key cash flow data

	Q1
In $ millions	2022	2021	Change
Net cash provided by operating activities	207	129	61%
Purchases of property, plant and equipment	(29)	(46)	-37%
Free cash flow	178	82	116%

Net cash (used in) provided by investing activities	(306)	106	-389%
Net cash used in financing activities	(11)	(41)	-74%

•Net cash from operating activities rose significantly in Q1 2022 over the prior-year period driven by the strong business expansion that led to higher net income, and also supported by disciplined working capital. Free cash flow also benefited from lower purchases of property, plant and equipment in Q1 2022 than in Q1 2021, which included significant investments to expand production capacity. As of March 31, 2022, cash and cash equivalents and short-term investments totaled $1.2 billion compared to $1.1 billion on December 31, 2021.

•Net cash used in investing activities in Q1 2022 totaling $306 million reflected strong capital discipline through an increase in short-term investments compared to cash provided by investing activities of $106 million in Q1 2021, which included the liquidation of short-term investments.

•Net cash used in financing activities declined in Q1 2022 over the year-ago period, which included the repayment of long-term debt.

QIAGEN Sample to Insight portfolio updates

Among recent developments in QIAGEN's Sample to Insight portfolio of differentiated molecular solutions for use in the Life Sciences and Molecular Diagnostics:

Sample technologies

•The recent launch of the EZ2 Connect instrument has been well received in the first few months since the start of commercialization. QIAGEN received a Red Dot Design Award for this instrument’s design quality and innovation as an easy-to-use, fully automated sample preparation system. All relevant sample types can be processed on this instrument following the launch of the EZ2 RNA/miRNA Tissue/Cells Kit in February 2022. Additionally, EZ2 Connect is now being combined with QIAcuity to streamline biomarker profiling from liquid biopsies and FFPE (Formalin Fixed Parafin Embedded) tissue samples, enabling quantification including for rare mutations.

Diagnostic solutions

•The QuantiFERON TB Gold Plus test for tuberculosis detection reached a milestone in early 2022 with use in more than 100 million people since its launch, reaffirming its status as the gold standard in the fight against this contagious and often deadly bacterial disease.

•The launch of the QIAstat-Dx Rise syndromic testing solution remains on track for mid-2022. This higher-throughput version of QIAstat-Dx has random access capacity for up to 18 different tests for processing at the same time, and includes a new level of walk-away efficiency. Additionally, QIAGEN expects a U.S. regulatory decision on the QIAstat-Dx Gastrointestinal (GI) panel, designed to detect 22 common viral, bacterial and parasitic pathogens, in late 2022. The European launch of the QIAstat-Dx Meningitis / Encephalitis panel is also gaining momentum, particularly in the Nordic region, after this panel received CE-IVD marking in early 2022.

PCR and nucleic acid amplification

•QIAGEN has completed the U.S. federal contract to equip local public health authorities with the QIAcuity dPCR system for COVID-19 surveillance, with 70% of all U.S. states now using QIAcuity for ultra-sensitive wastewater detection of SARS-CoV-2 infections. The QIAcuity portfolio was also recently expanded with the launch of new dPCR Microbial DNA Detection Assays that leverage the use of QIAcuity for microbial analysis.

Genomics

•QIAGEN and Element Biosciences Partners, a privately-held company that has launched a new DNA sequencing platform, entered into a collaboration to validate QIAGEN’s Universal NGS library prep and target enrichment portfolio on the Element AVITI system. This workflow includes sample preparation combined with custom-made assays that are integrated with solutions from QIAGEN Digital Insights, QIAGEN's bioinformatics business.

•QIAGEN Digital Insights and NHS England announced a new two-year licensing agreement to support the 100,000 Genomes Project. QIAGEN’s HGMD Online Professional, a human-certified curated resource for finding disease-causing genetic variants, will be used to support scientists and clinicians at NHS Laboratory Hubs.

QIAGEN ESG update

Fostering a diverse and inclusive workforce is central to QIAGEN’s commitment to achieving best-in-class standards involving Environmental, Social and Governance (ESG) initiatives. QIAGEN became one of 418 companies worldwide to be named in Bloomberg’s 2022 Gender Equality Index. QIAGEN has increased the proportion of women in leadership roles to 34% in 2021 from 28% in 2018. Additionally, QIAGEN’s U.S. subsidiary was recently named a “Best Place to Work for LGBTQ+ Equality” after earning a perfect score of 100 on the Human Rights Campaign (HRC) Foundation’s 2022 Corporate Equality Index (CEI).

Change in the Executive Committee

Antonio M. Santos was appointed in April 2022 as Senior Vice President, Head of Global Operations and a member of the Executive Committee, following the retirement of Dr. Barthold Piening, who had served in this role since 2018. Mr. Santos has more than 25 years of experience in manufacturing diagnostics and medical devices. Before joining QIAGEN, he spent 11 years at bioMerieux SA, and most recently served as Senior Vice President, Americas Operations & Global Third Party Products. He has held international roles in China, Europe and the U.S., and gained experience with Reliable Biopharmaceutical and Hovione. Mr. Santos earned a degree in chemical engineering at Nova University of Lisbon, School of Science and Technology, and an MBA at Rutgers University in the U.S.

Outlook

Based on the strong start to the year, QIAGEN has increased its full-year 2022 net sales outlook to at least $2.12 billion CER (prior outlook for at least $2.07 billion) compared to FY 2021 results of $2.25 billion, and for adjusted diluted EPS of at least $2.14 CER per share (prior outlook for at least $2.05 CER per share) compared to FY 2021 results of $2.65 per share. The updated outlook reflects a reaffirmation of the previous goal for double-digit CER sales growth from the non-COVID product groups, but for a significant year-on-year decline in COVID-19 product group sales based on expected volatile pandemic trends in 2022. Also taken into consideration was an updated assessment of current inflation and macro-economic trends. This includes the adverse impact of anticipated lost sales in 2022 from Russia, Ukraine and Belarus as a result of the ongoing war in Ukraine. These countries represented approximately 1% of total QIAGEN sales in 2021. QIAGEN continues to make investments into its portfolio, in particular the five pillars of growth, for new products, test menu and applications. The outlook does not take into consideration any future acquisitions.

Based on exchange rates as of April 25, 2022, currency movements against the U.S. dollar are expected to create an adverse impact of about four percentage points on FY 2022 net sales, which implies sales of approximately $2.03-2.04 billion at actual rates. An adverse impact of about $0.08-0.09 per share is expected on adjusted EPS, which implies adjusted EPS of approximately $2.05-2.06 per share at actual rates.

For Q2 2022, net sales are expected to be at least $510 million CER compared to $567.2 million in Q2 2021, while adjusted EPS is expected to be at least $0.46 CER per share compared to $0.67 per share in Q2 2021.

Based on exchange rates as of April 25, 2022, currency movements against the U.S. dollar are expected to have an adverse impact on sales of about 4-5 percentage points for the quarter, which implies sales of about $485-490 million at actual rates. An adverse impact of about $0.02-0.03 per share is expected on adjusted EPS, which implies adjusted EPS of approximately $0.43-0.44 per share at actual rates.

Investor presentation and conference call

A conference call is planned for Thursday, April 28, 2022, at 16:00 Frankfurt Time / 15:00 London Time / 10:00 New York Time. A live audio webcast will be made available in the investor relations section of the QIAGEN website, and a replay will also be made available after the event. A presentation is planned to be available shortly before the conference call at https://corporate.qiagen.com/investor-relations/events-and-presentations/default.aspx.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of March 31, 2022, QIAGEN employed more than 6,000 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations, markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Senior Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended March 31,
(In $ thousands, except per share data)	2022	2021
Net sales	628,391	567,206
Cost of sales:
Cost of sales	198,118	178,974
Acquisition-related intangible amortization	15,303	17,641
Total cost of sales	213,421	196,615
Gross profit	414,970	370,591
Operating expenses:
Research and development	46,376	47,433
Sales and marketing	118,504	113,760
General and administrative	34,350	33,803
Acquisition-related intangible amortization	2,917	5,408
Restructuring, acquisition, integration and other, net	5,752	6,389
Total operating expenses	207,899	206,793
Income from operations	207,071	163,798
Other income (expense):
Interest income	2,222	1,618
Interest expense	(13,536)	(13,538)
Other (expense) income, net	(235)	7,222
Total other expense, net	(11,549)	(4,698)
Income before income taxes	195,522	159,100
Income tax expense	40,210	29,877
Net income	155,312	129,223

Diluted net income per common share	$0.67	$0.56
Diluted net income per common share (adjusted)	$0.80	$0.66
Shares used in computing diluted net income per common share (adjusted)	230,164	232,309

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(In $ millions, except EPS data)
(unaudited)

Three months ended March 31, 2022	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	628.4	415.0	207.1	195.5	(40.2)	21%	155.3	$0.67
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	0.6	6.3	6.5	(1.7)		4.8	0.02
Purchased intangibles amortization (b)	—	15.3	18.2	18.2	(4.5)		13.7	0.06
Non-cash interest expense charges (c)	—	—	—	7.9	—		7.9	0.04
Non-cash other income, net (d)	—	—	—	0.0	—		0.0	0.00
Certain income tax items (e)	—	—	—	—	2.6		2.6	0.01
Total adjustments	—	15.9	24.5	32.6	(3.6)		29.1	0.13
Adjusted results	628.4	430.9	231.6	228.1	(43.8)	19%	184.4	$0.80
*Using 230.2 M diluted shares

Three months ended March 31, 2021	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	567.2	370.6	163.8	159.1	(29.9)	19%	129.2	$0.56
Adjustments:
Business integration, acquisition and restructuring related items (a)	—	1.5	7.9	8.2	(1.7)		6.5	0.03
Purchased intangibles amortization (b)	—	17.6	23.0	23.0	(5.8)		17.2	0.07
Investment related gain, net (f)	—	—	—	(6.5)	1.5		(5.0)	(0.02)
Non-cash interest expense charges (c)	—	—	—	7.6	—		7.6	0.03
Non-cash other income, net (d)	—	—	—	(0.6)	—		(0.6)	0.00
Certain income tax items (e)	—	—	—	—	(1.1)		(1.1)	0.00
Total adjustments	—	19.1	30.9	31.8	(7.2)		24.6	0.11
Adjusted results	567.2	389.7	194.7	190.9	(37.1)	19%	153.8	$0.66
*Using 232.3 M diluted shares

(a) Results for 2022 include costs for acquisition projects, including continued integration activities at NeuMoDx, as well as costs and impairments related to our business in Russia. Results for 2021 include integration costs for the NeuMoDx acquisition completed in September 2020. A restructuring program was initiated in late 2019, and charges were incurred through the end of 2021.
(b) The decrease reflects the full amortization during 2021 of certain assets previously acquired.
(c) Cash Convertible Notes were recorded at an original issue discount that is recognized as incremental non-cash interest expense over the expected life of the notes.
(d) Adjustment for the net impact of changes in fair value of the Call Options and the Embedded Cash Conversion Options related to the Cash Convertible Notes.
(e) This includes the impact of the estimated annual effective tax rate applied to the pretax amount in order to calculate the non-GAAP provision for income taxes. Additionally, certain income tax items were excluded from adjusted results since these represent updates in QIAGEN's assessment of ongoing examinations or other tax items that are not indicative of the Company's normal or future income tax expense. QIAGEN does not believe the impact of these events reflects the performance of ongoing operations for the periods in which the impact of such events were recorded.
(f) Results for 2021 includes the gain on the sale of shares held in Invitae Corporation that were received from Invitae's acquisition of ArcherDx, in which QIAGEN held a minority interest, and settlement of the related hedge.

Tables may contain rounding differences.

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	March 31, 2022	December 31, 2021
Assets	(unaudited)
Current assets:
Cash and cash equivalents	770,515	880,516
Short-term investments	459,285	184,785
Accounts receivable, net	372,383	362,131
Inventories, net	321,621	327,525
Prepaid expenses and other current assets	173,447	354,645
Total current assets	2,097,251	2,109,602
Long-term assets:
Property, plant and equipment, net	638,225	638,183
Goodwill	2,346,740	2,350,763
Intangible assets, net	607,738	627,436
Fair value of derivative instruments	271,052	190,430
Other long-term assets	150,946	157,644
Deferred income tax assets	72,330	72,896
Total long-term assets	4,087,031	4,037,352
Total assets	6,184,282	6,146,954
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	468,792	847,626
Accrued and other current liabilities	401,479	568,620
Accounts payable	87,012	101,224
Total current liabilities	957,283	1,517,470
Long-term liabilities:
Long-term debt, net of current portion	1,474,902	1,094,144
Fair value of derivative instruments	274,225	191,879
Other long-term liabilities	200,813	209,320
Deferred income tax liabilities	36,921	37,591
Total long-term liabilities	1,986,861	1,532,934
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,830,591	1,818,508
Retained earnings	1,913,660	1,791,740
Accumulated other comprehensive loss	(333,822)	(326,670)
Less treasury stock, at cost — 3,377 and 3,755 shares in 2022 and 2021, respectively	(172,993)	(189,730)
Total equity	3,240,138	3,096,550
Total liabilities and equity	6,184,282	6,146,954

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31,
(In $ thousands)	2022	2021
Cash flows from operating activities:
Net income	155,312	129,223
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	52,998	55,587
Non-cash impairments	153	—
Deferred income taxes	615	(28,396)
Amortization of debt discount and issuance costs	8,289	7,936
Share-based compensation expense	12,083	9,688
Other items, net including fair value changes in derivatives	1,335	(5,590)
Change in operating assets, net	(18,928)	(42,509)
Change in operating liabilities, net	(4,447)	2,688
Net cash provided by operating activities	207,410	128,627
Cash flows from investing activities:
Purchases of property, plant and equipment	(29,334)	(46,339)
Purchases of intangible assets	(9,081)	(8,620)
(Purchases of) proceeds from investments, net	(1,000)	(42)
Purchases of short-term investments	(396,315)	(1,802)
Proceeds from sales of short-term investments	119,878	117,871
Cash received for collateral asset	9,600	44,890
Other investing activities	—	17
Net cash (used in) provided by investing activities	(306,252)	105,975
Cash flows from financing activities:
Repayment of long-term debt	—	(41,345)
Proceeds from issuance of common shares	29	2,510
Tax withholding related to vesting of stock awards	(7,702)	(62)
Cash paid for contingent consideration	(4,572)	—
Other financing activities	1,587	(1,955)
Net cash used in financing activities	(10,658)	(40,852)
Effect of exchange rate changes on cash and cash equivalents	(501)	(3,948)
Net (decrease) increase in cash and cash equivalents	(110,001)	189,802
Cash and cash equivalents, beginning of period	880,516	597,984
Cash and cash equivalents, end of period	770,515	787,786

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	207,410	128,627
Purchases of property, plant and equipment	(29,334)	(46,339)
Free Cash Flow	178,076	82,288
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.